Exhibit 99.7

2013 Annual Reports

Paris, March 27, 2014

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Karine KACZKA

Magali PAILHE

Patrick GUENKEL

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 944 195 400 euros

542 051 180 R.C.S. Nanterre

www.total.com

•       The Company’s annual report (Document de référence) for the year ended December 31, 2013, was filed with the French Financial Markets Authority (Autorité des marchés financiers) on Thursday, March 27, 2014. Copies of this document and an English translation (Registration Document) are available free of charge, pursuant to applicable law, and can be downloaded from the Company’s website (total.com, under the heading Investors/Institutional Investors/Publications). Printed copies are also available at the Company’s headquarters at 2, place Jean Millier, La Défense 6, 92078 Paris la Défense Cedex, France.

The following documents are included in the Document de référence: the 2013 annual financial report, the report by the Chairman of the Board of Directors required under Article L.225-37 of the French Commercial Code (corporate governance, internal control and risk management) and the reports from the independent auditors.

•       The Company’s annual report on Form 20-F for the year ended December 31, 2013, was filed with the United States Securities and Exchange Commission (SEC) on Thursday, March 27, 2014. The Form 20-F can be downloaded from the Company’s website (total.com, under the heading Investors/Institutional Investors/Publications), or from the SEC’s website (sec.gov). Printed copies of the Form 20-F can be requested free of charge at total.com (under the heading Investors/Institutional Investors/Investor Relations Contact in Paris).

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 98,800 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. total.com